

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Mostafa Nagaty
Chief Financial Officer
KKR Real Estate Finance Trust Inc.
9 West 57th Street, Suite 4200
New York, NY 10019

> **Re: KKR Real Estate Finance Trust Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Form 10-Q for the quarterly period ended March 31, 2020**
> **Form 10-Q for the quarterly period ended June 30, 2020**
> **File No. 001-38082**

Dear Mr. Nagaty:

We have reviewed your August 3, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2020 letter.

Form 10-Q for the quarterly period ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Core Earnings , page 46

1.   We continue to evaluate your response to comment 1 and may have further comment.

Form 10-Q for the quarterly period ended June 30, 2020

Note 2. Summary of Significant Accounting Policies, page 11

2.   Please tell us and revise future filings to disclose your policy for recognizing loan writeoffs within the allowance for credit losses. Specifically discuss the triggering events

or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 326-20-50-17 (c) for guidance.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction